HARMONY GOLD MINING COMPANY LIMITED

Randfontein Office Park Cnr Main Reef Road and Ward Avenue, Randfontein 1759	PO Box 2, Randfontein, 1760 Johannesburg South Africa	T +27 11 411 2000 F +27 11 411 W www.harmony.co.za	NYSE trading symbol HMY JSE trading symbol HAR

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

100 F STREET, NE

WASHINGTON, D.C.

20549

21 July 2011

FOR ATTENTION:	BRAD SKINNER
SENIOR STAFF ACCOUNTANT

JOHN COLEMAN
MINING ENGINEER

MARK WOJCIECHOWSKI AND JOHN CANNARELLA
STAFF ACCOUNTANTS

RE:	Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2010
Filed October 25, 2010
Response Letter dated May 11, 2011
File No. 1-31545

Dear Sirs:

Reference is made to the Staff’s comment letter dated July 7, 2011 in respect of the Harmony Gold Mining Company Limited (the “Company”) Form 20-F for the year ended June 30, 2010 and the response letter dated May 11, 2011. Set forth below in detail are the responses to the Staff’s comments, which corresponds to the text of the comment in the Staff letter:

Form 20-F for Fiscal Year Ended June 30, 2010

Operating and Financial Review and Prospects, page 88

Critical Accounting Policies and Estimates, page 88

Carrying Value of Goodwill, page 89

1.	We note your response to prior comment one. With respect to the Phakisa cash generating unit, please provide us a copy of the discounted cash flow model used for purposes of impairment testing for each of the last three years. In addition, tell us the actual amount of net cash flows realized during such timeframe and discuss any material variations between assumptions used in the model and actual results and events. Your discussion of material variations between assumptions used and actual results should include, but should not be limited to, price, ounces produced, grade, cash costs in total and per ounce.

Directors:	PT Motsepe* (Chairman), GP Briggs (Chief Executive), HO Meyer (Financial Director), HE Mashego (Executive Director), F Abbott* JA Chissano*#, FFT De Buck*, KV Dicks*, Dr DS Lushaba*, CE Markus*, MJ Motloba*, M Msimang*, D Noko*, CML Savage*, J Wetton*, AJ Wilkens*
*Non-Executive; #Mozambican

Secretary:	iThemba Governance and Statutory Solutions (Pty) Ltd

Registration Number: 1950/038232/06

Response: The Company acknowledges the Staff’s comment regarding the discounted cash flow model (“DCF”) for Phakisa. On a supplemental basis, the Company has provided for each of the fiscal years ended June 30, 2010, 2009 and 2008 a summary of the DCF for Phakisa as well as reasons for any material variations when comparing the year one actual cash flows to the relevant DCF estimated cash flows.

Results of Operations, page 96

2.	We note your response to prior comment six. It remains unclear why you are unable to provide information regarding items within your control that impact the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Such information could include but should not be limited to, operating information such as production, operating costs, taxes, etc.

Response: The Company acknowledges the Staff’s comment regarding providing information on issues that impact the quality and potential variability of earnings and cash flows that are under the Company’s control. The Company will endeavour to provide such information in its future filings where possible in addition to the operating and production information already provided.

Engineering Comments

Reserves page 28

3.	We note your response to our previous comment two. Please reconcile for us the Evander and Evander (below infrastructure) reserve reported in your FYE 2010 annual filing to the reserve reported in your technical document.

Response: The Company acknowledges the Staff’s comment and wishes the Staff to note that the supplementary technical document provided to the Staff is dated February 2010. As such, the reserve figures shown in this document should not be reconciled with the reserve declaration done in June 2010 but should rather be compared with the 2009 reserve declaration, which used the same information on which the technical document is based. The reserve declaration for 2010 will differ from the document as new information was available and a different viewpoint was taken by management as a result.

The Company wishes the Staff to note that as disclosed in the 2010 Form 20F in Item 4. “Information on the Company - Business - Description of Mining Business -Exploration” the Company is currently busy with a drilling programme at Poplar and investigating different mining approaches for Project Libra. The results of these activities may have an impact on future reserve declarations.

EVANDER - 2009 (Annual Report) - Dated 30 June 2009

ORE RESERVES

	PROVEN			PROBABLE			TOTAL
OPERATIONS	Tonnes (Mt)	g/t	Gold (‘000 oz)	Tonnes (Mt)	g/t	Gold (‘000 oz)	Tonnes (Mt)	g/t	Gold (‘000 oz)
Underground
Evander 2/5	0.8	6.35	163	0.2	6.17	38	1.0	6.32	201
Evander 7	0.2	4.64	27	0.0	8.48	2	0.2	4.81	29
Evander 8	1.8	5.66	332	7.0	6.21	1 394	8.8	6.09	1 726

Total	2.8	5.79	522	7.2	6.21	1 434	10.0	6.09	1 956

Projects - Below Infrastructure
Evander South	—	—	—	11.5	4.80	1 773	11.5	4.80	1 773
Rolspruit	—	—	—	24.4	8.71	6 842	24.4	8.71	6 842
Poplar	—	—	—	13.5	7.45	3 234	13.5	7.45	3 234

Total	—	—	—	49.4	7.45	11 849	49.4	7.45	11 849

Grand Total	2.8	5.79	522	56.6	7.30	13 283	59.4	7.22	13 805

EVANDER - Feb 2010 (Technical Document) - Dated Feb 2010

ORE RESERVES

	PROVED			PROBABLE			TOTAL
OPERATIONS	Tonnes (Mt)	g/t	Gold (‘000 oz)	Tonnes (Mt)	g/t	Gold (‘000 oz)	Tonnes (Mt)	g/t	Gold (‘000 oz)
Underground
Evander 8	1.5	5.90	280	7.0	6.29	1 394	8.5	6.15	1 674

Total	1.5	5.90	280	7.0	6.29	1 394	8.5	6.15	1 674

Projects - Below Infrastructure
Evander South				11.5	4.80	1 773	11.5	4.80	1 773
Rolspruit	—	—	—	24.5	8.71	6 842	24.5	8.71	6 842
Poplar	—	—	—	13.5	7.45	3 234	13.5	7.45	3 234

Total	—	—	—	49.5	7.28	11 848	49.5	7.28	11 848

Grand Total	1.5	5.90	280	56.4	7.29	13 241	57.9	7.25	13 521

EVANDER - 2010 (Annual Report) - Dated 30 June 2010

ORE RESERVES

	PROVEN			PROBABLE			TOTAL
OPERATIONS	Tonnes (Mt)	g/t	Gold (‘000 oz)	Tonnes (Mt)	g/t	Gold (‘000 oz)	Tonnes (Mt)	g/t	Gold (‘000 oz)
Underground
Evander 8	2.2	7.20	520	1.6	9.12	470	3.8	8.00	990

Total	2.2	7.20	520	1.6	9.12	470	3.8	8.00	990

Projects - Below Infrastructure
Rolspruit	—	—	—	26.2	8.08	6 790	26.2	8.08	6 790
Poplar	—	—	—	16.1	5.99	3 105	16.1	5.99	3 105

Total	—	—	—	42.3	7.28	9 895	42.3	7.28	9 895

Grand Total	2.2	7.20	520	43.9	7.35	10 365	46.1	7.34	10 885

4.	Considering that under Industry Guide 7 a feasibility study is required prior to the reporting of a reserve with the Commission, please tell us how you have made the determination that you have a mineral reserve for your Evander South, Rolspruit and Poplar projects.

Response: As at June 30, 2010 we did not declare any ore reserves for Evander South following an update of the geological model. The Company wishes to advise the Staff that the decision to report mineral reserves for Rolspruit and Poplar, as well as for Evander South in previous reporting periods, is based on comprehensive technical studies that have been carried out on these projects. These include substantial geo-scientific, engineering, economic and social studies. These studies show that these projects are economically and legally viable.

These studies were completed in-house in partnership with recognized industry consultants. As part of this process, the Company also involved industry experts to conduct third party audits across all studies. An Independent Competent Persons Audit Report (“CPR”) is undertaken annually that includes all of the Company’s mineral reserves to ensure that the reserve reporting is consistent with the stringent JORC/SAMREC, NI 43-101 and Industry Guide 7 guidelines.

The Company can provide supplemental supporting documentation in the form of the annual audit reports.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. It understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

/s/ H Meyer
H Meyer Chief Financial Officer